BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

1.     State the full name, address and telephone number of the issuer of the security distributed.

      Canplats Resources Corporation
      #1180 - 999 W. Hastings Street, Vancouver, B.C.    V6C 2W2
      Phone:  604-689-3846    Fax:  (604) 689-3847

2.	State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

       The issuer is a reporting issuer in British Columbia and Alberta.

3.	State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or quotation system.

       The issuer is listed on the TSX Venture Exchange.

4.

Describe the type of security and the aggregate number distributed.   If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

o	5,000,000 Units at a price of $0.10 per unit pursuant to a short form offering document. Each Unit consists of one common share and one non-transferable share purchase warrant for the purchase of one additional common share at a price of $0.20 per Warrant Share until June 3, 2004.

o	750,000 Agent’s Options, each Agent’s Option entitling the Agent to purchase one Unit at an exercise price of $0.10 until June 3, 2005.

5.

Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption Relied Upon	Length of any restricted or seasoning period
Wendy Fay Vancouver, B.C.	200,000	June 3, 2003	$0.10/unit $20,000	BCI 45-509	4 months (to Oct. 4, 2003)
Victoria Duke North Vancouver, BC	25,000	June 3, 2003	$0.10/unit $2,500	BCI 45-509	N/A
Carolyn Rogers Vancouver, BC	125,000	June 3, 2003	$0.10/unit $12,500	BCI 45-509	4 months (to Oct. 4, 2003)
Gary Bogdanovich Vancouver, BC	125,000	June 3, 2003	$0.10/unit $12,500	BCI 45-509	4 months (to Oct. 4, 2003)
Camille Schappy Vancouver, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	4 months (to Oct. 4, 2003)
Kenneth McNaughton Vancouver, BC	225,000	June 3, 2003	$0.10/unit $22,250	BCI 45-509	4 months (to Oct. 4, 2003)
Robert Quartermain Vancouver, BC	230,000	June 3, 2003	$0.10/unit $23,000	BCI 45-509	4 months (to Oct. 4, 2003)
Gordon Davis Vancouver, BC	217,500	June 3, 2003	$0.10/unit $21,750	BCI 45-509	4 months (to Oct. 4, 2003)
Alvin Peruzzo Delta, B.C.	25,000	June 3, 2003	$0.10/unit $2,500	BCI 45-509	N/A
Diana Davis Sherwood Park, AB	25,000	June 3, 2003	$0.10/unit $2,500	Alberta Blanket Order 45-507	N/A
James Russell Vancouver, BC	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
Lori Rossi Langley, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Monica Hilson Vancouver, BC	15,000	June 3, 2003	$0.10/unit $1,500	BCI 45-509	N/A
Glen Campbell Richmond	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Warren Young Vancouver, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
John Strating White Rock, B.C.	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Bill Richards Richmond, B.C.	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Bob and Marlene Taylor Richmond, B.C.	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Chandra Shandil Surrey, B.C.	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
John Likel Vancouver, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Tony Allan Surrey, B.C.	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Harry Sangha Burnaby, B.C.	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
Eric Davis Kamloops, B.C.	5,000	June 3, 2003	$0.10/unit $500	BCI 45-509	N/A
Ed Wong Richmond, B.C.	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
James Markus Richmond, B.C.	12,000	June 3, 2003	$0.10/unit $1,200	BCI 45-509	N/A
John Holmes Vancouver, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Ian Watson Vancouver, BC	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
Charlie O'Shea Vancouver, BC	5,000	June 3, 2003	$0.10/unit $500	BCI 45-509	N/A
Ava Tsang Vancouver, BC	5,000	June 3, 2003	$0.10/unit $500	BCI 45-509	N/A

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption Relied Upon	Length of any restricted or seasoning period
Gene Turris Surrey, BC	15,000	June 3, 2003	$0.10/unit $1,500	BCI 45-509	N/A
Paul Smith Vancouver, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Joyce Bennett Delta, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Todd Sharon Calgary, AB	50,000	June 3, 2003	$0.10/unit $5,000	Alberta Blanket Order 45-507	N/A
Shaun Maskerine Vancouver, BC	25,000	June 3, 2003	$0.10/unit $2,500	BCI 45-509	N/A
Mike Smith West Vancouver, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	N/A
Don Archibald & Gordon Burley North Vancouver, BC	25,000	June 3, 2003	$0.10/unit $2,500	BCI 45-509	N/A
Kelvin Landstrom Gibsons, BC	25,000	June 3, 2003	$0.10/unit $2,500	BCI 45-509	N/A
Faye Konyi Delta, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	N/A
Bunnaton Ltd. Hong Kong,	200,000	June 3, 2003	$0.10/unit $20,000	BCI 45-509	N/A
Doug Casey Hong Kong,	300,000	June 3, 2003	$0.10/unit $30,000	BCI 45-509	N/A
446980 BC Ltd. Burnaby, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	N/A
Darryl Cardey Vancouver, BC	25,000	June 3, 2003	$0.10/unit $2,500	BCI 45-509	N/A
Bradley Farris Calgary, AB	10,000	June 3, 2003	$0.10/unit $1,000	Alberta Blanket Order 45-507	N/A
Dennis Knight Vancouver, BC	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
Patrick Soares Delta, BC	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
Derek Oelmann Vancouver, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Gale Penhall Vancouver, BC	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
Dane McFadhen Vancouver, BC	1,000	June 3, 2003	$0.10/unit $100	BCI 45-509	N/A
George Biro Vancouver, BC	30,000	June 3, 2003	$0.10/unit $3,000	BCI 45-509	N/A
Jim Fletcher Vancouver, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	N/A
Anna Lee Kamloops, BC	5,000	June 3, 2003	$0.10/unit $500	BCI 45-509	N/A
Hylton McAlister Duncan, BC	30,000	June 3, 2003	$0.10/unit $3,000	BCI 45-509	N/A

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption Relied Upon	Length of any restricted or seasoning period
MCR Investments Ltd. Delta, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
606384 BC Ltd. Garibaldi Highlands, BC	70,000	June 3, 2003	$0.10/unit $7,000	BCI 45-509	N/A
Jennifer McPhail Burns Lake, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Murray Pratt Vancouver, BC	10,000	June 3, 2003	$0.10/unit $1,000	BCI 45-509	N/A
Trupti Sutaria Calgary, AB	7,000	June 3, 2003	$0.10/unit $700	Alberta Blanket Order 45-507	N/A
Tim Folkmann North Vancouver, BC	20,000	June 3, 2003	$0.10/unit $2,000	BCI 45-509	N/A
Mike Halvorson Edmonton, AB	100,000	June 3, 2003	$0.10/unit $10,000	Alberta Blanket Order 45-507	N/A
Bruneau Holdings Ltd. North Vancouver, BC	100,000	June 3, 2003	$0.10/unit $10,000	BCI 45-509	N/A
R. Gordon Campbell Vancouver, BC	115,000	June 3, 2003	$0.10/unit $11,500	BCI 45-509	N/A
The Mapleridge Partnership North Vancouver, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	N/A
Buckchuk Holdings Ltd. Vancouver, BC	500,000	June 3, 2003	$0.10/unit $50,000	BCI 45-509	4 months (to Oct. 4, 2003)
Charles Buckland Vancouver, BC	500,000	June 3, 2003	$0.10/unit $50,000	BCI 45-509	4 months (to Oct. 4, 2003)
Maurice Coates San Jose, Costa Rica	300,000	June 3, 2003	$0.10/unit $30,000	BCI 45-509	N/A
Judy Woodward Vancouver, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	N/A
David Johnston Cranbrook, BC	100,000	June 3, 2003	$0.10/unit $10,000	BCI 45-509	N/A
Sinclair Consulting Vancouver, BC	150,000	June 3, 2003	$0.10/unit $15,000	BCI 45-509	N/A
Asger Bentzen Vancouver, BC	150,000	June 3, 2003	$0.10/unit $15,000	BCI 45-509	N/A
Grant Sutherland Vancouver, BC	50,000	June 3, 2003	$0.10/unit $5,000	BCI 45-509	N/A
Chris Tutton Whistler, BC	100,000	June 3, 2003	$0.10/unit $10,000	BCI 45-509	N/A
Robert Simpson Vancouver, BC	100,000	June 3, 2003	$0.10/unit $10,000	BCI 45-509	N/A
First Associates Investments Inc. Vancouver, BC	440,000 Agent's Options	June 3, 2003	$0.10/unit $44,000 (deemed)	S.74 (2)(3) of the Act	4 months (to Oct. 4, 2003)
Bolder Investment Partners Ltd. Vancouver, B.C	300,000 Agent's Options	June 3, 2003	$0.10/unit $30,000 (deemed)	S.74 (2)(3) of the Act	4 months (to Oct. 4, 2003)
Odlum Brown Ltd. Vancouver, B.C.	10,000 Agent's Options	June 3, 2003	$0.10/unit $1,000 (deemed)	S.74 (2)(3) of the Act	4 months (to Oct. 4, 2003)

6.	Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See Attached Schedule “A”

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

       $400,800

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
First Associates Investments Inc. #500 - 550 Burrard Street Vancouver, B.C. V6C 2B5	o $22,875.40 cash commission o $15,000 corporate finance fee o 440,000 Agent's Options (1)	$0.10 per Unit
Bolder Investment Partners Ltd. #2000, 400 Burrard Street, Vancouver, BC V6C 3A6	o $16,194.60 cash commission o 300,000 Agent's Options (1)	$0.10 per Unit
Odlum Brown Ltd., #1100, 250 Howe Street Vancouver, BC V6C 3R8	o $930.00 cash commission o 10,000 Agent's Options (1)	$0.10 per Unit

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 10th day of June, 2003.

Canplats Resources Corporation
_________________________________
Name of Issuer (please print)

/s/ Linda J. Sue
_________________________________
Signature of authorized signatory

Linda J. Sue, Corporate Secretary
_________________________________
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE “A”

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Information not available to the public.